The DIRECTV Group, Inc.

2230 East Imperial Highway

El Segundo, CA 90245

January 31, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street N.E. Washington D.C. 20549-3561

Re:                             The DIRECTV Group, Inc.

Form 10-K for the year ended December 31, 2004 filed March 1, 2005

Form 10-Q for the quarterly period ended September 30, 2005

Commission File Number: 1-31945

Dear Mr. Spirgel:

We have prepared the following responses to address questions raised by the staff in a teleconference on January 25, 2006 regarding our letter to you dated January 17, 2006.  As requested, we are providing supplemental information to help you better understand our disclosure.

As requested in previous correspondence, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the original comments in your letter to us dated December 12, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

Use of Estimates in the Preparation of the Consolidated Financial Statements, page 48

2.              You have asked us to clarify our use, in our letter dated January 17, 2006, of the term “enterprise” in our discussion of estimates employed in the impairment analyses of our goodwill and intangible assets.

Response

We confirm that our use of the term “enterprise” was intended to mean the relevant reporting unit, DIRECTV U.S.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 3: Acquisitions, Divestitures and Other Transactions, page 6

Sky Transactions, page 6

4.              You have asked us to provide additional information to the response in our letter dated January 17, 2006 regarding: 1) the recognition of the gain on the sale of our DIRECTV Mexico subscribers, 2) the information regarding “good subscribers” relied upon in calculating the amount of the gain, 3) the discount rate used in our calculation of the gain, and 4) our accounting for the related equity option.

Response

Gain on Sale of Subscribers

On October 8, 2004, we entered into an agreement to sell our DIRECTV Mexico subscribers to Sky Mexico and shut-down the DIRECTV Mexico business in exchange for two promissory notes and a contractual payment obligation (the Sky Mexico Obligations). Pursuant to the transaction agreements, we are obligated to facilitate the transfer of our subscribers to the Sky Mexico platform, and Sky Mexico is obligated to compensate us for our former subscribers that remain on the Sky Mexico platform for four to six months, depending on the form of payment from the subscriber.  The agreements define such subscribers as “good subscribers.”  Once a subscriber is transferred to the Sky Mexico platform, Sky Mexico is responsible for providing all services to the subscriber, and assumes all the risks and rewards of the subscriber relationship.

This transaction is analogous to a sale of a service business without tangible assets or working capital. Our DIRECTV Mexico subscriber relationship intangibles were conveyed to Sky Mexico in exchange for the Sky Mexico Obligations, the amount of which is determined by the number of subscribers that become good subscribers.  We did not recognize the gain associated with this exchange on October 8, 2004,  the date the sales agreement was executed, due to the inherent uncertainty in migrating subscribers from a closing network to an alternative provider.  We believe that recognition of the gain and value of the Sky Mexico Obligations receivable from Sky Mexico should be deferred until such time as we have determined that any particular migrated subscriber has become a good subscriber.

In determining when we should recognize a gain resulting from the migration of our DIRECTV Mexico subscribers to Sky Mexico, we considered the guidance of Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies.”  SFAS No. 5 defines a contingency as follows:

1.     For the purpose of this Statement, a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a “gain contingency”) or loss (hereinafter a “loss contingency”) to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.  Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability.

2.     Not all uncertainties inherent in the accounting process give rise to contingencies as that term is used in this Statement.  Estimates are required in financial statements for many on-going and recurring activities of an enterprise.  The mere fact that an estimate is involved does not of itself constitute the type of uncertainty referred to in the definition in paragraph 1.  For example, the fact that estimates are used to allocate the known cost of a depreciable asset over the period of use by an enterprise does not make depreciation a contingency; the eventual expiration of the utility of the asset is not uncertain.  Thus, depreciation of assets is not a contingency as defined in paragraph, nor are such matters as recurring repairs, maintenance, and overhauls, which interrelate with depreciation.  Also, amounts owed for services received, such as advertising and utilities, are not contingencies even though the accrued amounts may have been estimated; there is nothing uncertain about the fact that those obligations have been incurred. (Emphasis added.)

We concluded that as each individual subscriber migrated and met the minimum criteria to be considered a good subscriber, Sky Mexico was contractually bound to compensate for those subscribers, and that the uncertainty, and therefore any contingency, associated with the gain was resolved at that point in time and not subject to further uncertainty.  We did not consider the determination date as an additional uncertainty as it is merely a final cut-off put in place to facilitate the close of the transaction.  The determination date was chosen to be sufficiently after the end of the migration period to allow for the inclusion of the final number of good subscribers which had migrated during the final month of the migration period.  Sky Mexico’s obligation is dependent on the number of good subscribers, not the occurrence of the determination date.

Determination of the Amount of Good Subscribers

We also concluded that we could reliably and reasonably determine the number of good subscribers based on the following information:

•                  On a daily basis we tracked the number of migrated subscribers from the DIRECTV Mexico platform.

•                  On a daily basis, Sky Mexico sent us data from its subscriber management system that allowed us to track the progress of each migrated subscriber towards becoming a good subscriber.  The information received was limited to only those subscribers transferred from DIRECTV Mexico.

•                  The data obtained from Sky Mexico was compared and reconciled on a regular basis to our own estimates in order to monitor the progress of the transition and the accuracy of the Sky Mexico information.  Subscriber churn rates inherent in the Sky Mexico data were consistent with our estimates.

•                  We held weekly status calls with Sky Mexico to discuss issues and other status items that arose from time to time.

Because of the above procedures that allowed us to reliably and reasonably determine the number of good subscribers, we concluded that we had adequate information to determine the amount of the gain and that no significant adjustment would result at the final determination date.

Having concluded that: 1) there was no further uncertainty once a subscriber met the minimum retention requirements, and 2) we could reliably and reasonably determine the number of good subscribers based upon dependable information, we believed our only option was to record a gain and related asset ratably as the subscribers met the minimum retention requirements.

Calculation of Gain Amount per Subscriber

As discussed in our original response, the gain amount is approximately $787 per good subscriber based on the following calculation:  $137.7 million divided by 175,000 good subscribers equals $787 per subscriber.  In recognition of the fact that the Sky Mexico Obligations do not bear interest and are not payable until October 9, 2009, we calculated the present value of the Sky Mexico Obligations as approximately $500 per subscriber for the quarter ended June 30, 2005, using a discount rate of 11%.  The amount per subscriber in subsequent quarters increased due to the passage of time.

Accounting for the Equity Option

As discussed in our original response, on October 8, 2004, we also received an option that allows us to exchange the Sky Mexico Obligations for an equity interest in Sky Mexico.  As we have not made any payments or exchanged any other assets for the equity option, the option does not have a historical cost, and accordingly it does not have an asset value.   We further note that there is no means to achieve net settlement of the option, and accordingly the option does not have the characteristics necessary to be considered a derivative to be accounted for pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

5.              You have asked us to further supplement the response in our letter dated January 17, 2006 to clarify whether the reimbursement due from News Corporation is payable in the event that the Sky Brazil transaction is not completed.

Response

We confirm that in the event that the Sky Brazil transaction is not completed, not only would we be entitled to a refund of the $362 million cash pre-payment for the acquisition of equity interests in Sky Brazil, but in addition,  reimbursement for the $127 million in liabilities assumed as part of the Sky Multi-Country transactions would become due and payable from News Corporation.

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We hope that this letter adequately addresses all of your comments.  Please contact Pat Doyle, Senior Vice President, Controller and Treasurer at: (310) 964-0771 (phone), 310-964-0882 (fax), or patrick.doyle@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ Michael W. Palkovic

Michael W. Palkovic
Executive Vice President and Chief Financial Officer